ANNUAL REPORT

DECEMBER 31, 2008

MANHATTAN
BRIDGE CAPITAL
192 Lexingtom Avenue, Suite 504, New York, NY 10016
MAIN OFFICE: 212-489-6800 • FAX: 212-779-2974
NASDAQ:LOAN

Dear Shareholders,

The faltering economic climate has created both significant challenges and opportunities for Manhattan Bridge Capital. We generated an enormous deal flow yet we had to diligently review and analyze each and every deal in order to cherry-pick the most attractive and least risky opportunities.

Gratefully we managed to make the right decisions, increasing revenues, and cash flow and income from operations without failing loans or defaults. We are confident in our ability to maintain this path.

The financing industry is in the process of resetting its baseline and standards. Banks are not now readily lending to other financial institutions and lenders. Short-term investments were negatively impacted in 2008 in a manner not experienced in many years. Safe havens that were rated "AAA" deteriorated in value and rating. That's why we recorded the unfortunate one-time write down of investment securities in the last quarter of 2008. We have learned our lesson and took strong measures to ensure that write downs like that won't reoccur.

Manhattan Bridge Capital is one of the few financial institutions and lenders that remained profitable on the operational side through these rough times. I am confident that as soon as the credit market will ease and we will be able to leverage our loans, our company will grow further.

Our hard work of screening our deals and conducting due-diligence both on the individuals that are borrowing from us as well as collateral that securitizes the loans have proven to work.

Now more than ever I would like to express my personal gratitude and appreciation to each and every one of our shareholders for their trust, interest and support. Rest assured that shareholders' value is my first priority.

Sincerely,

Assaf Ran
CEO and Chairman of the Board
Manhattan Bridge Capital, Inc.

Business

General

All references in this Annual Report to "Manhattan Bridge Capital" "the Company," "we," "us" and "our" refer to Manhattan Bridge Capital, Inc. a New York corporation formerly DAG Media, Inc. founded in 1989 and its consolidated subsidiaries DAG Funding Solutions, Inc. ("DAG Funding"), formed under the laws of the State of New York and DAG Interactive, Inc. ("DAG Interactive") formed under the laws of Delaware in May 2007 and December 2005, respectively, unless the context otherwise requires.

The Company provides short term, secured, non–banking, commercial loans, to small businesses. In addition, another subsidiary, DAG Interactive, has developed innovative software and a related web site that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than traditional on-line and print yellow pages.

Products and services

• ***Manhattan Bridge Capital and DAG Funding.***

The Company offers short-term secured commercial loans to small businesses. Loans are secured by collateral such as real estate, receivables, and marketable securities and, generally, accompanied by personal guarantees from the principals of the businesses. Lending activities commenced on May 15, 2007. For the year ended December 31, 2008 the total amount of $5,339,756 has been lent, offset by short term loans paid in the amount of $4,090,907. Loans ranging in size from $50,000 to $1,020,000 were concluded at stated interest rates of 12% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also employed to assist the Company's officials in evaluating the worth of collateral. To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

At December 31, 2008, the Company is committed to an additional $494,939 in construction loans that can be drawn by the borrower when certain conditions are met.

• ***Nextyellow.com***

The Company, together with its development partner, has developed innovative software that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than that provided by traditional on-line and print yellow pages. We have named this innovative software solution and the internet site on which it appears *"Nextyellow"* and have marketed it, through our subsidiary, DAG Interactive, on a limited basis to establish "proof of concept". *Nextyellow* facilitates highly accurate, automated matching of consumers' needs to businesses' capabilities within targeted local service areas. We have applied for patent and service mark protection for *Nextyellow* in the United States.

Our roll-out and full scale marketing of *Nextyellow* continues to await new funding for this operation, preferably at the subsidiary level, or our reaching agreement with a marketing partner. Accordingly, the Company wrote-off the remainder of capitalized development costs attributed to *Nextyellow* in 2008.

• ***Discontinued and Divested Operations***

In July 2007 the Company discontinued its e-commerce operations conducted through its subsidiary, Shopila, since it was struggling financially and facing insufficient operating cash flow. In December 2007 Shopila was dissolved. During the second quarter of 2007, the Company wrote-off its goodwill and other intangible assets relating to the acquisition of Shopila.

Accordingly, the Company has reflected Shopila's operations as a discontinued operation in the accompanying 2007 financial statements. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, the Company recorded a loss of discontinued operations of $260,240 for the year ended December 31, 2007.

On April 20, 2006, the Company sold its remaining directories business for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the directories business.

The Company has been recording gains on the 2006 sale of the directories business in the amount of $72,917 and $267,360 for the years ended December 31, 2008 and 2007, respectively.

Impairment loss on investments

During the fourth quarter of 2008, the Company wrote-off its investment in marketable securities in the statement of operations, in the amount of $92,619, as a result of this major consumer electronics retailer issuer of these marketable securities filing for bankruptcy protection, resulting in a significant decline in the market value of its stock. Subsequent to the balance sheet date, the issuer liquidated its assets in accordance with the court order and the proceeds will be used to repay its liabilities.

In addition at December 31, 2008, the Company concluded that certain other investments in marketable securities were other-than-temporarily impaired based on the severity of the declines in the market value ("fair value" pursuant to SFAS 157) of those securities at December 31, 2008 and, accordingly, the Company recognized a non-cash impairment charge of $627,777 in the statement of operations for the year then ended. (See Note 3 to the financial statements)

Growth strategy

The immediate focus of our expansion plans is to increase the volume of our short-term, secured commercial loans to small businesses. As we gain experience in these operations we believe we will be able to do so. If we develop a successful track record in our lending operations, we will seek a warehouse line of credit from a commercial bank which, if obtained, will enable us to maintain higher outstanding loan balances to our customers.

We will also continue to seek funding, preferably on the subsidiary level, or a marketing partner, to rollout and commercially develop our innovative and proprietary Nextyellow technology and related web site for accurate, instant and automated matching of consumers' needs to the capabilities of businesses serving their local areas.

Sales and Marketing

The Company offers its loans primarily through the Company's officers and independent loan brokers. Leads have been generated through a limited amount of newspaper advertising and direct mail. A principal source of new transactions has been repeat business from prior customers and their referral of new business.

Government regulation

We are subject to laws and regulations relating to business corporations generally, such as the Occupational Safety and Health Act, Fair Employment Practices and minimum wage standards. In addition, we are subject to laws and regulations imposing various requirements and restrictions, which among other things establish maximum interest rates, finance charges and charges we can impose for credit and our right to repossess and sell collateral.

We believe that we are in compliance with all laws and regulations affecting our business and we do not have any material liabilities under these laws and regulations. In addition, compliance with all of these laws and regulations does not have a material adverse effect on our capital expenditures, earnings, or competitive position.

Competition

As a commercial lender, we face intense competition in our business from numerous bank and non-bank providers of commercial loans. Our competitors include bank and institutional commercial lenders in the mortgage lending businesses, such as lending institutions and non-depository institutions that are able to offer the same products and services. Some of these companies are substantially larger and have more resources than we do. In addition, such larger competitors may have a larger customer base, operational efficiencies and more versatile technology platforms than we do. Competitors will continue to increase pressures on both us and other companies in our industry. Industry competitors have continuously solicited our customers with varied loan programs and interest rate strategies. Management believes the competition has put, and will continue to put pressure on our pricing.

Our subsidiary, DAG Interactive, was formed to launch an innovative web site, NextYellow.com, for matching consumers' needs with businesses' capabilities. We believe that our extensive and comprehensive knowledge and experience in the yellow pages advertising market and referral service will facilitate the success of our new business initiative. Currently, we are not aware of any direct competitors in the marketplace and we believe that we have identified a novel business opportunity that will allow us to compete with any future rivals. Our technology is currently pending patent approval.

We believe that we are able to compete effectively in our current markets. There can be no assurance, however, that our ability to market products and services successfully or to obtain adequate returns on our products and services will not be impacted by the nature of the competition that now exists or may later develop.

Intellectual property

To protect our rights to our intellectual property, we rely on a combination of federal, state and common law trademarks, service marks and trade names, copyrights and trade secret protection. We have registered some of our trademarks and service marks in the United States Patent and Trademark Office (USPTO) including the following marks relating to our current business:

Manhattan Bridge Capital
DAG Funding Solutions
Nextyellow
Let the business do the walking
Where the business does the walking
Where the business calls you

and some of our trade names in New York and New Jersey. In addition, every directory we publish has been registered with the United States Copyright Office. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. These claims, if meritorious, could require us to license other rights or subject us to damages and, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part.

On December 31, 2005, DAG Interactive, our subsidiary, filed a patent application with the USPTO to secure rights to its software, which matches vendors with consumers using various networked medias. We cannot anticipate the length or the result of the patent application process and we cannot assure that a patent will be issued.

Employees

As of December 31, 2008, we employed a total of 3 people, including full-time and executive employees. All of them are filling executive, managerial and administrative positions in the accounting departments. We believe that our relationships with our employees and contractors are good. None of our employees are represented by a labor union.

Properties

Our executive and principal operating office is located in New York, New York. We use this space for all of our operations. This space is occupied under a lease that expires June 30, 2011. The current monthly rent is $5,567 including electricity. We believe this facility is adequate to meet our requirements at our current level of business activity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and notes thereto contained elsewhere in this report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements.

Overview

The Company offers short-term secured commercial loans to small businesses. Loans are secured by collateral such as real estate, receivables, and marketable securities and, generally, accompanied by personal guarantees from the principals of the businesses. Lending activities commenced on May 15, 2007. The loans are generally for a term of one year. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the year ended December 31, 2008 the total amount of $5,339,756 has been lent, offset by collections received from borrowers, under the short term commercial loans in the amount of $4,090,907. Loans ranging in size from $50,000 to $1,020,000 were concluded at stated interest rates of 12% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also employed to assist the Company's officials in evaluating the worth of collateral.

To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectable in the future.

At December 31, 2008, the Company was committed to an additional $494,939 in construction loans that can be drawn by the borrower when certain conditions are met.

In addition, another subsidiary DAG Interactive, Inc. ("DAG Interactive") has developed innovative software and a related web site that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than traditional on-line and print yellow pages.

DAG Interactive's roll-out and full scale marketing of *Nextyellow* continues to await new funding for this operation, preferably at the subsidiary level, or reaching agreement with a marketing partner. Accordingly, the Company wrote off the remainder of capitalized development costs attributed to *Nextyellow* in 2008.

In July 2007, the Company discontinued operations of its 80% owned subsidiary, Shopila Corporation ("Shopila"), which was dissolved in December, 2007. Accordingly, the Company has reflected Shopila's operations as a discontinued operation in the accompanying 2007 financial statements. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for the year of 2007.

On April 20, 2006, the Company sold its remaining directories business for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the directories business.

Critical Accounting Policies and Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

The Company applies the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an exchange arrangement exists, (ii) delivery of the product has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collectability is reasonably assured.

Interest income from short and long term loans are recognized, as earned, over the note period.

Origination fee revenue on short term commercial loans is amortized over the term of the respected note.

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of long lived assets, including intangible assets and goodwill, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. During the year ended December 31, 2007, the Company wrote-off its goodwill and other intangible assets related to the acquisition of Shopila.

There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and Notes thereto which begin on page 12 of this Annual Report, which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.

Results of operations

Years ended December 31, 2008 and 2007

Total revenue

Total revenue for the year ended December 31, 2008 was $758,000 compared to $221,000 for the year ended December 31, 2007 an increase of $537,000 or 243%. The increase in revenue represents an increase in lending operations since the formation of the lending business (on May 15, 2007). In 2008, $684,000 of the Company's revenue represent interest income on the short and long term secured commercial loans that the Company offers to small businesses and $74,000 represent origination fees on such loans. Loans are secured by collateral such as real estate, receivables, and marketable securities and generally are accompanied by personal guarantees from the principals of the businesses. In 2007 subscription revenues of $4,000 were attributable to Nextyellow operations. Our roll-out and full scale marketing of Nextyellow continues to await new funding for this operation, preferably at the subsidiary level, or our reaching agreement with a marketing partner.

Web Development expenses

Web development expenses for the years ended December 31, 2008 and 2007 were $74,000 and $49,000, respectively. These costs are attributable to the amortization of nextyellow.com capitalized web development costs. The increase in web development expenses is attributable to the fact that as of December 31, 2008 the Company decided that there is no value to the web development costs and therefore wrote off the remaining amortized balance.

General and administrative costs

General and administrative expenses for the year ended December 31, 2008 were $682,000 compared to $766,000 for the year ended December 31, 2007, a decrease of $84,000 or 10.9%. This decrease in general and administrative expenses is mainly due to a decrease in professional fees of approximately $23,000 mainly due to a decrease in legal expenses and accounting expenses, a decrease in compensation expenses of approximately $15,000 mainly due to a decline in the share price in connection with non-cash compensation and a decrease of approximately $18,000 in hosting and maintenance expenses of *Nextyellow's* website.

We expect general and administrative expenses to remain the same because most of the expenses are fixed.

Other (loss) income

For the year ended December 31, 2008, we had other loss of approximately $589,000 consisting mainly of the write-off of investments in marketable securities in the amount of $93,000 and other-than-temporary declines in the market value of investments in marketable securities in the amount of $628,000, offset by dividend and interest income of approximately $74,000, a referral fee of $29,000, a $10,000 fee in connection with the sale of a listing of potential customers on the *Nextyellow* website and a realized gain on the maturity of annuity contract in the amount of approximately $18,000. For the year ended December 31, 2007, we had other income of $372,000 consisting mainly of dividend and interest income of approximately $249,000 and realized gains on marketable securities in the amount of $149,000, which were primarily the result of the redemption of $215,000 of the insurance annuity contract resulting in a gain of $143,000.

Loss from continuing operations before provision for income tax

Loss from continuing operations before provision for income tax for the year ended December 31, 2008 was $588,000 compared to a loss of $221,000 for the year ended December 31, 2007. The increase in loss resulted mainly from other-than-temporary decline in the market value of the Company's investments in marketable securities in the amount of $628,000, and a write-off of an investment in marketable securities of $93,000, offset by increases in interest and origination fees income from short and long term loans, decreases in general and administrative expenses and other factors noted above.

Provision for income tax or Income tax benefit

In the year 2008 the Company made a provision of $5,000 for income tax expense. During the year ended December 31, 2007, management approved amendment of the Company's previously filed federal, state and local income tax returns for the years 2003, 2004 and 2005. In addition, the Company recorded an income tax benefit of approximately $183,000 in its statement of operations during the fourth quarter of 2007 to reflect a change in estimates resulting from changes in prior years' tax positions.

Discontinued Operations

In July of 2007 the Company decided to discontinue Shopila's operations since Shopila was struggling financially and facing insufficient operating cash flow.

Accordingly, the Company has reflected Shopila's operations as a discontinued operation in the accompanying 2007 financial statements. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, the Company recorded a loss of discontinued operations of $260,240 for the year ended December 31, 2007.

On April 20, 2006, the Company sold its remaining directories business for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the directories business. The Company has been recording gains on the 2006 sale of the directories business under the installment method in proportion to the payments received. Therefore the Company has recorded gains on this sale in the amount of $72,917 and $267,360 for the years ended December 31, 2008 and 2007, respectively.

Net loss

For the year ended December 31, 2008, there was a net loss of $520,000 compared to a net loss of $32,000 for the year ended December 31, 2007. This increase in net loss is primarily attributable to the other-than-temporary decline in the market value of the Company's investment in marketable securities in the amount of $628,000 and a write-off of investment in marketable securities in the amount of $93,000, offset by increases in interest and origination fees income on the short and long term loans made, decrease in operating expenses and increase in income from discontinued operations.

Liquidity and Capital Resources

At December 31, 2008, we had cash, cash equivalents and marketable securities of $1,384,000 and working capital of $6,663,000 compared to cash, cash equivalents, marketable securities and short-term investment (insurance annuity) of $2,356,000 and working capital of $6,682,000 at December 31, 2007. The decrease in cash and cash equivalents primarily reflects the making of short and long term commercial loans in the total amount of $5,340,000, offset by proceeds of collection of these loans in the amount $4,091,000, and current cash received on the sale of the Jewish directories business. The decrease in working capital is primarily attributable to increase in long term liabilities mainly due to one long term loan made.

Net cash provided by operating activities was $401,000 for the year ended December 31, 2008 compared to net cash used in operating activities of $487,000 for the year ended December 31, 2007. The increase in net cash provided by operating activities primarily results from the net loss of $520,000, offset by non-cash items including the write off of an investment in marketable securities of $93,000, the other than temporary decline in the market value of the Company's investment in marketable securities of $628,000, the amortization of web development costs of $74,000 and non-cash compensation expense of $142,000.

Net cash used in investing activities was $208,000 for the year ended December 31, 2008, compared to $2,522,000 for the year ended December 31, 2007. Net cash used in investing activities consisted primarily of the issuance of the Company's short and long term commercial loans in the amount of $5,340,000, offset by collection of these loans in the amount of $4,091,000, the redemption of an insurance annuity contract in the amount of $944,000 and installment payments received in connection with the 2006 sale of the directories business in the amount of $97,000.

Net cash provided by financing activities was 69,000 for the year ended December 31, 2008 compared to $0 for the year ended December 31, 2007. Net cash provided by financing activities for 2008 reflects exercised options in the amount of $78,000 made by Mr. Ran our President and Chief Executive Officer, offset by purchase of treasury stock in the amount of $9,000.

Until our initial public offering in 1999, our only source of funds was cash flow from operations, which funded both our working capital needs and capital expenditures. As a result of our initial public offering in May 1999, we received proceeds of approximately $6.4 million, which has increased our ability to pay operating expenses. We have no credit facilities. As of December 31, 2008, our funds were invested in money markets fund, marketable securities, short term and long term commercial loans.

Contractual Obligations

Contractual Obligations	Total	Less than Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt Obligations	$---	$---	$---	$---	$---
Operating Lease Obligations	171,476	67,312	104,164	---	---
Total	$171,476	$67,312	$104,164	$---	$---

In addition, we have an employment agreement with Assaf Ran. The agreement called for an annual salary of $75,000. Mr. Ran's employment term renews automatically on July 1st of every year for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. As of March 2003, the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. On March 15, 2006 the compensation committee approved Mr. Ran's reduction of his annual salary by 50% for one year following the closing of the sale of the Jewish directories business. On March 22, 2007 the compensation committee approved Mr. Ran's reduction of his annual salary by 75% to $56,000 for one year or until the Company has more significant operations (as defined by the Committee), whichever is earlier, and on March 13, 2008 the compensation committee approved Mr. Ran's continuing the reduction of his annual salary by 75% to $56,000 for an additional one year or until the Company has more significant operations (as defined by the Committee). Mr. Ran's annual compensation was $56,000 and $69,000 during the years 2008 and 2007, respectively.

We anticipate that our current cash balances together with our cash flows from operations will be sufficient to fund the operations for the next 12 months.

Recent Technical Accounting Pronouncements

In December 2007, the FASB simultaneously issued SFAS No. 141R, "Business Combinations (2007 Amendment)," and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51." Both standards update United States guidance on accounting for "noncontrolling interests," sometimes referred to as minority interests, which interests represent a portion of a subsidiary not attributable, directly or indirectly, to a parent. FASB and the International Accounting Standards Board ("IASB") have been working together to promote international convergence of accounting standards. Prior to promulgation of these new standards there were specific areas in accounting for business acquisitions in which conversion was not achieved. The objective of both standards is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in "business combinations" and consolidated financial statements by establishing accounting and reporting standards. In business combinations it is accomplished by establishing principles and requirements concerning how an "acquirer" recognizes and measures identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree, as well as goodwill acquired in the combination or gain from a bargain purchase; and determines information to be disclosed to enable users to evaluate the nature and effects of business combinations. In consolidated financial statements the standards require: identification of ownership interests held in subsidiaries by parties other than the parent be clearly identified, labeled and presented in consolidated financial position within equity (rather than "mezzanine" between liabilities and equity) separately from amounts attributed to the parent, with net income attributable to the parent and to the minority interest clearly identified and presented on the face of consolidated statements of income. The standards also provide guidance in situations where the parent's ownership interest in a subsidiary changes while the parent retains its controlling financial interest. The standard also provides guidance on recording a gain or loss based on fair value in situations involving deconsolidation of a subsidiary. Entities must provide sufficient disclosures that distinguish between interests of the parent and that of the noncontrolling interest. Both standards are effective for fiscal years and interims beginning on or after December 15, 2008 (that is January 1, 2009) for entities with calendar years. Earlier adoption is prohibited. The standards shall be applied prospectively as of the beginning of the fiscal year in which initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company believes that the adoption of these standards will not have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS 161 amends SFAS 133 and changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company believes that the adoption of SFAS 161 will not have a material effect on its consolidated financial statements.

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The Company believes that the adoption of FSP APB 14-1 will not have a material effect on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162").This standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States for non-governmental entities. SFAS 162 is effective 60 days following approval by the U.S. Securities and Exchange Commission ("SEC") of the Public Company Accounting Oversight Board's amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company believes that the adoption of SFAS 162 will not have a material effect on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are typically identified by the words "believe," "expect," "intend," "estimate" and similar expressions. Those statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations or those of our directors or officers with respect to, among other things, trends affecting our financial conditions and results of operations and our business and growth strategies. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors (such factors are referred to herein as "Cautionary Statements"), including but not limited to the following: (i) the successful integration of new businesses that we may acquire; (ii) the success of new operations which we have commenced and of our new business strategy; (iii) our limited operating history in our new business; (iv) potential fluctuations in our quarterly operating results; and (v) challenges facing us relating to our growth. The accompanying information contained in this report, including the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations", identifies important factors that could cause such differences. These forward-looking statements speak only as of the date of this report, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 and 2007

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 884,296	$ 621,724
Investment in marketable securities	499,207	802,811
Short term investment – insurance annuity contract – at fair value	---	931,555
Total cash and cash equivalents, marketable securities and short term investment	1,383,503	2,356,090
Short term loans	5,362,060	4,313,211
Interest receivable on short term loans	79,674	41,184
Due from purchaser	23,881	156,103
Other current assets	8,813	17,083
Total current assets	6,857,931	6,883,671
Long term loans	200,000	---
Property and equipment, net	9,421	14,261
Capitalized web development costs, net	---	74,015
Security deposit	17,515	17,515
Investment in privately held company, at cost	100,000	100,000
Total assets	$ 7,184,867	$ 7,089,462
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 130,375	$ 123,886
Deferred gain from the sale of Jewish Directories	---	72,917
Deferred origination fees	53,106	4,597
Income taxes payable	11,104	---
Total current liabilities	194,585	201,400
Commitments and contingencies		
Shareholders' equity:		
Preferred shares - $.01 par value; 5,000,000 shares authorized; no shares issued	---	---
Common shares - $.001 par value; 25,000,000 authorized; 3,405,190 and 3,305,190 issued at December 31, 2008 and 2007, respectively; 3,325,760 and 3,236,460 outstanding at December 31, 2008 and 2007, respectively	3,405	3,305
Additional paid-in capital	9,399,861	9,180,235
Treasury stock, at cost- 79,430 and 68,730 common shares at December 31, 2008 and 2007, respectively	(239,944)	(231,113)
Accumulated other comprehensive loss	(30,088)	(441,272)
Accumulated deficit	(2,142,952)	(1,623,093)
Total shareholders' equity	6,990,282	6,888,062
Total liabilities and shareholders' equity	$ 7,184,867	$ 7,089,462

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Interest income from short and long term loans	$ 684,012	$ 209,898
Origination fees	73,517	6,913
Subscription revenues, net	137	4,351
Total Revenue	757,666	221,162
Operating costs and expenses:		
Web development expenses	74,015	49,344
Selling, general and administrative expenses	682,455	765,541
Total operating costs and expenses	756,470	814,885
Income (loss) from operations	1,196	(593,723)
Interest and dividend income	73,976	249,053
Realized net gain (loss) on marketable securities	18,122	148,777
Write-off of investment in convertible loan	---	(25,000)
Write-off of investment in marketable securities	(92,619)	---
Other than temporary decline in the market value of marketable securities	(627,777)	---
Other income (loss)	39,000	(400)
Total other (loss) income	(589,298)	372,430
Loss from continuing operations before income tax (expense) benefit	(588,102)	(221,293)
Income tax (expense) benefit	(4,674)	182,469
Loss from continuing operations	(592,776)	(38,824)
Discontinued Operations:		
Gain on the sale of the Directories business (net of tax effect of 0 in 2008 and 2007)	72,917	267,360
Loss from operations of Shopila (net of tax effect of 0 in 2008 and 2007)	---	(260,240)
Income from discontinued operations	72,917	7,120
Net loss	$(519,859)	$(31,704)
Basic and diluted income (loss) per common share common share		
Continuing operations	$(0.18)	$(0.01)
Discontinued operations	0.02	*
Net loss per common share	$(0.16)	$(0.01)
Weighted average number of common shares outstanding		
Outstanding - Basic and diluted	3,247,409	3,236,460

* Less than $0.01 per share

The accompanying notes are an integral part of these consolidated financial statements

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Additional Paid-in Capital	Treasury Stock		Unrealized loss on preferred stocks and other marketable securities	Accumulated Deficit	Totals
	Shares	Amount		Shares	Cost			
Balance, January 1, 2007	**3,305,190**	**$3,305**	**$9,023,309**	**68,730**	**$(231,113)**	**$(127,595)**	**$(1,591,389)**	**$7, 076,517**
Non cash compensation			156,926					156,926
Unrealized loss on preferred stocks and other marketable securities						(313,677)		(313,677)
Net loss for the year ended December 31, 2007							(31,704)	(31,704)
Total comprehensive loss								(345,381)
Balance, December 31, 2007	**3,305,190**	**3,305**	**9,180,235**	**68,730**	**(231,113)**	**(441,272)**	**(1,623,093)**	**6,888,062**
Issuance of common stock from exercise of options	100,000	100	77,900					78,000
Non cash compensation			141,726					141,726
Treasury Shares				10,700	(8,831)			(8,831)
Unrealized loss on preferred stocks and other marketable securities						(216,593)		(216,593)
Other than temporary decline in the market value of other marketable securities						627,777		627,777
Net loss for the year ended December 31, 2008							(519,859)	(519,859)
Total comprehensive loss								(108,675)
Balance, December 31, 2008	**3,405,190**	**$3,405**	**$9,399,861**	**79,430**	**$(239,944)**	**$(30,088)**	**$(2,142,952)**	**$6,990,282**

The accompanying notes are an integral part of these consolidated financial statements.

MANHATTAN BRIDGE CAPITAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (519,859)	$ (31,704)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities -		
Gain on sale of Directories business	(72,917)	(267,360)
Loss from discontinued operations of Shopila	---	260,240
Depreciation	4,840	4,537
Amortization of web development costs	74,015	49,344
Non cash compensation expense	141,726	156,926
Write-off of investment in convertible loan	---	25,000
Write-off of investment in marketable securities	92,619	---
Other than temporary decline in the market value of marketable securities	627,777	---
Realized gain on sale of marketable securities and insurance annuity contract, net	(18,122)	(148,777)
Loss on the sale of fixed assets	---	400
Changes in operating assets and liabilities net of effects of disposition -		
Interest receivable on short and long term commercial loans	(38,490)	(41,184)
Other current and non current assets	8,270	21,507
Accounts payable and accrued expenses	6,489	(65,818)
Deferred origination fees	48,509	4,597
Due from purchasers	35,000	---
Income taxes payable	11,104	(341,681)
Assets and liabilities from discontinued operations	---	(112,755)
Net cash provided by (used in) operating activities	400,961	(486,728)
Cash flows from investing activities:		
Investment in marketable securities	---	(1,544,637)
Proceeds from sale of marketable securities	---	2,814,495
Redemption of insurance annuity contract	944,069	214,360
Investment in auction rate securities	(1,175,000)	---
Proceeds from sale of auction rate securities	1,175,000	---
Short term and long term commercial loans made	(5,339,756)	(4,927,250)
Collections received from short term commercial loans	4,090,907	614,039
Purchase of fixed assets	---	(3,215)
Proceeds from sale of fixed assets	---	500
Cash received on sale of the Directories business	97,222	309,223
Net cash used in investing activities	(207,558)	(2,522,485)
Cash flows from financing activities:		
Proceeds from exercise of options	78,000	---
Purchase of treasury stock	(8,831)	---
Net cash provided by financing activities	69,169	---
Net increase (decrease) in cash and cash equivalents	262,572	(3,009,213)
Cash and cash equivalents, beginning of year	621,724	3,630,937
Cash and cash equivalents, end of year	$ 884,296	$ 621,724
Supplemental Cash Flow Information:		
Taxes paid during the year	$11,599	$ 212,430
Interest paid during the year	$4,692	$ ---

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company

Manhattan Bridge Capital, Inc. and subsidiaries, formerly DAG Media, Inc., (the "Company"), was incorporated in New York in 1989. The Company provides short term, secured, non–banking, commercial loans, to small businesses. In addition, another subsidiary DAG Interactive, Inc. ("DAG Interactive") has developed innovative software and a related web site that allows retail businesses and other service providers to reach prospective customers and clients for their goods and services in a more effective way than traditional on-line and print yellow pages.

DAG Interactive's roll-out and full scale marketing of *Nextyellow* continues to await new funding for this operation, preferably at the subsidiary level, or reaching agreement with a marketing partner. Accordingly, as discussed below under Note 2 under "Web Development Costs" the Company wrote off the remainder of capitalized development costs attributed to *Nextyellow* in 2008.

In July 2007, the Company discontinued operations of its 80% owned subsidiary, Shopila Corporation ("Shopila"), which was dissolved in December, 2007, and in April of 2006 the Company sold its two remaining Yellow pages directories (See note 10).

On April 20, 2006, the Company sold its remaining Directories business for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each bearing interest, at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the Directories business. The Company has been recording gains on the 2006 sale of the directories business under the installment method in proportion to the payments received. Therefore the Company has recorded gains on this sale in the amount of $72,917 and $267,360 for the years ended December 31, 2008 and 2007, respectively. (See note 10).

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Manhattan Bridge Capital, Inc., its wholly-owned subsidiary DAG Funding, its 80% owned subsidiary, DAG Interactive (incorporated December 5, 2005) and in 2007 its 80% owned subsidiary Shopila Corporation, which was discontinued in July 2007. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management will base the use of estimates on (a) a preset number of assumptions that consider past experience, (b) future projections, and (c) general financial market condition. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Securities and Short Term Investment –Insurance Annuity Contract

Marketable securities and the investment in an insurance annuity contract are reported at fair value and are classified as available-for-sale. Unrealized gains and losses from those securities are reported as a separate component of shareholders' equity, net of the related tax effect. Realized gains and losses are determined on a specific identification basis. None of the assets classified as marketable securities constitute investments in debt securities. Accordingly, no additional disclosure is needed under paragraph 20 of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful economic lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the shorter of the lease agreement or the useful life of the assets.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS Statement No. 109, ACCOUNTING FOR INCOME TAXES. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There were no adjustments required upon adoption of FIN 48.

Revenue Recognition

The Company applies the provisions of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an exchange arrangement exists, (ii) delivery of the product has occurred, (iii) the sales price charged is fixed or determinable, and (iv) collectibility is reasonably assured.

Interest income from short and long term commercial loans is recognized, as earned, over the loan period.

Origination fee revenue on short term commercial loans is amortized over the term of the respected note.

Web Development Costs

Costs incurred to develop software for internal use are required to be capitalized and amortized over the estimated useful life of the software in accordance with Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs related to design or maintenance of internal-use software are expensed as incurred. The Company was amortizing the capitalized web development costs of approximately $148,000, over an estimated useful life of 3 years. As of December 31, 2008 the Company decided that there is no value to the web development costs and, accordingly, wrote-off the remaining balance as amortization expense. Amortization expense for the years ended December 31, 2008 and 2007 were approximately $74,000 and $49,000, respectively.

Earnings Per Share ("EPS")

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Under this standard, basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the potential dilution from the exercise of stock options and warrants for common shares using the treasury stock method.

615,000 and 610,000 stock options were not included in the diluted earnings per share calculation for the years ended December 31, 2008 and 2007, respectively, as their effect would have been anti-dilutive.

Impairment of long- lived assets including goodwill

The Company continually monitors events or changes in circumstances that could indicate carrying amounts of long lived assets, including intangible assets and goodwill, may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted cash flows is less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. During the year ended December 31, 2007, the Company wrote-off its goodwill and other intangible assets related to the acquisition of Shopila (see note 10). In addition the Company wrote-off the investment in Dapey Aviv in the amount of $25,000. There was no impairment to the carrying value of property and equipment during the year ended December 31, 2008.

Stock-Based Compensation

Effective January 1, 2006, the company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment", ("SFAS 123(R)") which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant-date fair value of the award. The cost will be recognized over the service period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees" for periods which began in fiscal 2006. We account for equity instruments issued to non employees in accordance with the provisions of SFAS No. 123(R) and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction With Selling Goods or Services". All transactions with non employees, in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more appropriately measurable.

We adopted SFAS 123(R) using the modified prospective transition method. Under this transition method, compensation cost in 2008 and 2007 includes cost for options granted prior to but not vested as of December 31, 2005, or vested in 2008 and 2007. Therefore results for prior periods have not been restated. Share based compensation expense recognized under SFAS 123(R) for the years ended December 31, 2008 and 2007 were $141,726 and $156,926, respectively.

The fair value of each option is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted-average share assumptions used for grants in 2008 and 2007, respectively: (1) expected life of 5 years; (2) No annual dividend yield; (3) expected volatility 62% to 70%; (4) risk free interest rate of 2.5% to 5.1%.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company maintains cash and cash equivalents with various major financial institutions, which invest primarily in marketable securities and high quality corporate obligations. At December 31, 2008, approximately $800,000 in cash was held with one financial institution.

Credit risks associated with short and long term commercial loans, and related interest receivable, the Company makes to small businesses are described in Note 4 entitled Short and Long Term Commercial Loans.

Fair Value of Financial Instruments

For cash and cash equivalents and account payable as well as short term interest bearing commercial loans held by the Company, the carrying amount approximates fair value due to the short-term nature of such instruments.

Advertising Expenses

Advertising expenses are expensed as occurred. There were advertising expenses of $5,878 and $8,788 for the years ended December 31, 2008 and 2007, respectively.

Other Comprehensive Loss

Other comprehensive loss consists of the Company's net loss and net unrealized losses on marketable securities. The Company's comprehensive loss for the years ended December 31, 2008 and 2007 amounted to $108,675 and $345,381, respectively.

Recent Accounting Pronouncements

In December 2007, the FASB simultaneously issued SFAS No. 141R, "Business Combinations (2007 Amendment)," and SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51." Both standards update United States guidance on accounting for "noncontrolling interests," sometimes referred to as minority interests, which interests represent a portion of a subsidiary not attributable, directly or indirectly, to a parent. FASB and the International Accounting Standards Board ("IASB") have been working together to promote international convergence of accounting standards. Prior to promulgation of these new standards there were specific areas in accounting for business acquisitions in which conversion was not achieved. The objective of both standards is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in "business combinations" and consolidated financial statements by establishing accounting and reporting standards. In business combinations it is accomplished by establishing principles and requirements concerning how an "acquirer" recognizes and measures identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree, as well as goodwill acquired in the combination or gain from a bargain purchase; and determines information to be disclosed to enable users to evaluate the nature and effects of business combinations. In consolidated financial statements the standards require: identification of ownership interests held in subsidiaries by parties other than the parent be clearly identified, labeled and presented in consolidated financial position within equity (rather than "mezzanine" between liabilities and equity) separately from amounts attributed to the parent, with net income attributable to the parent and to the minority interest clearly identified and presented on the face of consolidated statements of income. The standards also provide guidance in situations where the parent's ownership interest in a subsidiary changes while the parent retains its controlling financial interest. The standard also provides guidance on recording a gain or loss based on fair value in situations involving deconsolidation of a subsidiary. Entities must provide sufficient disclosures that distinguish between interests of the parent and that of the noncontrolling interest. Both standards are effective for fiscal years and interims beginning on or after December 15, 2008 (that is January 1, 2009) for entities with calendar years. Earlier adoption is prohibited. The standards shall be applied prospectively as of the beginning of the fiscal year in which initially applied, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. The Company believes that the adoption of these standards will not have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS 161 amends SFAS 133 and changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company believes that the adoption of SFAS 161 will not have a material effect on its consolidated financial statements.

In May 2008, the FASB issued FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the liability. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. This FSP shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The Company believes that the adoption of FSP APB 14-1 will not have a material effect on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162").This standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States for non-governmental entities. SFAS 162 is effective 60 days following approval by the U.S. Securities and Exchange Commission ("SEC") of the Public Company Accounting Oversight Board's amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company believes that the adoption of SFAS 162 will not have a material effect on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effected, accounting standards if currently adopted would have a material effect on the Company's consolidated financial statements.

3. Marketable Securities and Insurance Annuity Contract

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 157, Fair Value Measurements ("FASB No.157"), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB No. 157 applies to other accounting pronouncements that require or permit fair value measurements. FASB No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. FASB No.157 also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs.

Cash equivalents and investment instruments are classified within Level 1 or Level 2 of the fair value hierarchy. Our Level 1 investments are valued using quoted market prices in active markets. Our Level 2 investments are valued using broker or dealer quotations for similar assets and liabilities. As of December 31, 2008, our Level 1 investments consisted of cash, money market accounts and marketable securities in the amount of approximately $1,384,000 and were recorded as cash and cash equivalents and marketable securities in our consolidated balance sheet.

On January 8, 2008 and February 11, 2008 we purchased 7 days auction rate securities issued by two different mutual funds in the total amount of $1,175,000. All of the auction rate securities were ultimately redeemed by the mutual funds during 2008. As of the December 31, 2008 there were no auction rate securities outstanding.

The Company's securities and insurance annuity contract consist of the following:

As of 12/31/2008	Fair Value	Cost	Holding Gains (Losses)
Investment in Marketable Securities	$499,207	$1,157,072	$ (657,865)
Other than temporary decline in the market value of marketable securities		(627,777)	(627,777)
Total	$499,207	$529,295	$ (30,088)

As of 12/31/2007	Fair Value	Cost	Holding Gains (Losses)
Insurance Annuity Contract	$931,555	$927,265	$ 4,290
Investment in Marketable Securities	802,811	1,248,373	(445,562)
Total	$1,734,366	$2,175,638	$ (441,272)

On June 25, 2003, the Company purchased a 5-year Guaranteed Growth Annuity (GGA) contract for $1 million. The annuity guaranteed interest of 3.65% for its first two years; 3.00% for the following two years, and had a minimum guaranteed interest rate of 3.00% for the remaining period.

In June 2008, the annuity contract was fully redeemed and in 2007 the Company withdrew approximately $214,360 from the value of the annuity.

At December 31, 2008 the Company concluded that an investment in a marketable security was other-than-temporarily impaired and recognized a non-cash impairment charge of $92,619. (See Note 11).

In addition, the Company concluded that certain other investments in marketable securities were other-than-temporarily impaired based on the severity of the declines in the market value, and therefore the Company recognized a non-cash impairment charge of $627,777. (See Note 11).

4. Short and Long Term Commercial Loans

The Company offers short and long term secured commercial loans to small businesses. Loans are secured by collateral such as real estate, receivables, and marketable securities and, generally, accompanied by personal guarantees from the principals of the businesses. Lending activities commenced on May 15, 2007. The loans are generally for a term of one year. Most of the loans provide for receipt of interest only during the term of the loan and a balloon payment at the end of the term. For the year ended December 31, 2008 the total amount of $5,339,756 has been lent, offset by collections received from borrowers, under the short term commercial loans in the amount of $4,090,907. Loans ranging in size from $50,000 to $1,020,000 were concluded at stated interest rates of 12% to 16%, but often at higher effective rates based upon points or other up-front fees. The Company uses its own employees, outside lawyers and other independent professionals to verify titles and ownership, to file liens and to consummate the transactions. Outside appraisers are also employed to assist the Company's officials in evaluating the worth of collateral. To date, the Company has not experienced any defaults and none of the loans previously made have been non-collectable, although no assurances can be given that existing or future loans may not go into default or prove to be non-collectible in the future.

At December 31, 2008, the Company was committed to an additional $494,939 in construction loans that can be drawn by the borrower when certain conditions are met.

At December 31, 2008, approximately $2,597,000 of the loans outstanding are due from four different entities, each one of which represents more than 10% of the total balance of the loans outstanding. The majority of the loans are secured by commercial real estate located in the New York metropolitan area. The remaining loans are also principally secured by real estate located in the New York metropolitan area.

5. Property and Equipment

Property and equipment, at cost, consist of the following:

	December 31 2008	December 31 2007
Office equipment	$ 20,744	$ 20,744
Less: Accumulated depreciation	(11,323)	(6,483)
Property and equipment, net	$ 9,421	$ 14,261

Depreciation expense was $4,840 and $4,537 for the years ended December 31, 2008 and 2007, respectively.

6. Income Taxes

Income tax expense (benefit) consists of the following:

	2008	2007
Current Taxes:		
Federal	$86,221	$(182,469)
State	15,215	---
	101,436	(182,469)
Deferred taxes:		
Federal	(76,500)	---
State	(20,262)	---
	(96,762)	---
Income tax expense/(benefit)	$ 4,674	$ (182,469)

Deferred tax assets consist of the following:

	2008	2007
Deferred tax assets:		
Unrealized loss on marketable securities (*)	$197,210	$150,032
Compensation expenses	63,777	62,816
Net operating loss	---	12,800
Deferred tax assets	260,987	225,648
Less: valuation allowance	$(260,987)	$(225,648)
	---	---

(*) Unrealized losses on marketable securities are not deductible for federal and state income tax purposes unless the underlying security giving rise to the loss is actually sold or has no market, at which time the resulting loss is only deductible to the extent of capital gains, if any.

The income tax benefit differs from the amount computed using the federal statutory rate of 34% as a result of the following:

Year Ended December 31,	2008	2007
Federal Statutory Rate	(34%)	(34%)
State income taxes benefit, net of federal tax effect	(11%)	---
Valuation allowance	45%	34%
State and local franchise taxes	1%	---
Change in estimate resulting from changes in prior years' tax positions	---	(83%)
Income tax expense (benefit)	1%	(83%)

During the fourth quarter of 2007 management determined to amend its previously filed federal, state and local income tax returns for the years 2003, 2004 and 2005. In addition the Company recorded an income tax benefit of approximately $183,000 in its statement of operations during the fourth quarter of 2007 to reflect a change in estimate resulting from changes in prior years' tax positions.

The 2008 income tax expense includes the utilization of the Company's remaining 2007 net operating loss carry forward in the amount of approximately $225,000, for which a deferred tax benefit was not previously recorded.

The Company continues to reflect interest and penalties, if any, in its income tax liability. As of December 31, 2008, the Company did not have any accrued interest or penalties.

The Company is no longer subject to U.S. federal and state and local income tax examinations by tax authorities for years prior to 2004, as these tax years are closed.

7. Simple IRA Plan

On October 26, 2000, the Board of Directors approved a Simple IRA Plan (the "IRA Plan") for the purpose of attracting and retaining valuable executives. The IRA Plan was effective August 2000 with a trustee, which allows up to 100 eligible executives to participate. It is a "Matching Contribution" plan under which eligible executives may contribute up to 6% of their yearly salary, on a pre-tax basis (with a cap of $10,500), with the Company matching on a dollar-for-dollar basis up to 3% of the executives' compensation (with a cap of $10,500). These thresholds are subject to change under notice by the trustee. The Company is not responsible for any other costs under this plan. For the years ended December 31, 2008 and 2007 the Company contributed $1,687 and $2,077, respectively, as matching contributions to the IRA Plan.

8. Stock Option Plan

The Company adopted the 1999 Stock Option Plan (the "Plan"), as amended, reserving 1,304,000 common shares of the Company for issuance upon exercise of stock options granted pursuant to the Plan. At December 31, 2008 options for 390,000 shares were available for future grants under the plan.

The exercise price of options granted under our stock option plan may not be less than the fair market value on the date of grant. The options may vest over a period not to exceed ten years. Stock options under our stock option plan may be awarded to officers, key-employees, consultants and non-employee directors of the Company. Under our stock option plan, every non-employee director of the Company is granted 7,000 options upon first taking office, and then 7,000 upon each additional year in office. The objectives of our stock option plan include attracting and retaining key personnel, providing for additional performance incentives and promoting the success of the Company by increasing the efforts of such officers, employees, consultants and directors. Our stock option plan is the only plan that the Company has adopted with stock options available for grant.

We adopted SFAS 123(R) using the modified prospective transition method. Under this transition method, compensation cost in 2008 and 2007 includes cost for options granted prior to but not vested as of December 31, 2005, or vested in 2008 and 2007. Therefore results for prior periods have not been restated. Share based compensation expense recognized under SFAS 123(R) for the year ended December 31, 2008 and 2007 were $141,726 and $156,926, respectively.

The following summarizes stock option activity for the years ended December 31, 2008 and 2007:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2007	578,000	$2.68		
Granted in 2007	96,000	1.67		
Exercised in 2007	--	--		
Forfeited in 2007	(64,000)	1.55		
Outstanding at December 31, 2007	610,000	2.64		
Granted in 2008	196,000	0.87		
Exercised in 2008	(100,000)	0.78		
Forfeited in 2008	(91,000)	2.09		
Outstanding at December 31, 2008	615,000	$2.51	2.29	$741,474
Vested and exercisable at December 31, 2007	484,666	$2.80	2.33	$631,506
Vested and exercisable at December 31, 2008	536,000	$2.69	2.05	$689,659

The weighted-average fair value of each option granted during the year ended December 31, 2008 and 2007, estimated as of the grant date using the Black-Scholes option valuation model, was $0.43 per option and $0.94 per option, respectively.

A summary of the status of the Company's nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008 is as presented below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Nonvested shares at December 31, 2007	125,334	$2.04	3.60
Granted	196,000	0.87	4.66
Vested	(242,334)	1.35	3.86
Nonvested shares at December 31, 2008	79,000	$1.25	3.87

The following table summarizes information about stock options outstanding at December 31, 2008:

	Stock Plan Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Number of Shares	Weighted Average Exercise Price
$ 0.85- $ 1.00	26,000	$0.86	4.45	22,000	$0.85
$ 1.01- $ 2.00	187,000	1.44	3.57	114,000	1.56
$ 2.01- $ 3.00	220,000	2.29	2.16	218,000	2.29
$ 3.01- $ 4.00	42,000	3.42	1.00	42,000	3.42
$ 4.01- $ 5.00	140,000	4.30	0.75	140,000	4.30
	615,000	$2.51	2.29	536,000	$2.69

9. Shareholders' Equity

In May 2008, the Board of Directors of the Company authorized a stock repurchase program. The program authorizes the Company to purchase up to 150,000 common shares of the Company within the next year. As of December 31, 2008, the Company has purchased 10,700 common shares, from this repurchase program, at an aggregate cost of approximately $9,000.

In November of 2008 100,000 options were exercised by the Company's Chief Executive Officer for the aggregate amount of $78,000.

10. Discontinued Operations

In July of 2007 the Company decided to discontinue Shopila's operations since Shopila was struggling financially and facing insufficient operating cash flow. Consequently, Shopila could not repay its liabilities, including a promissory note and a line of credit, and thus the Company wrote-off Shopila's liabilities.

During the second quarter of 2007, the Company wrote-off its goodwill and other intangible assets relating to the acquisition of Shopila.

Accordingly, the Company has reflected Shopila's operations as a discontinued operation in the accompanying 2007 financial statements. As a result, sales, cost of goods sold, and related expenses have been reclassified in the statement of operations and are shown separately as a net amount under the caption income (loss) from discontinued operations for all periods presented. Accordingly, the Company recorded a loss of discontinued operations of $260,240 for the year ended December 31, 2007. The loss from discontinued operations for the year ended December 31, 2007 also includes income from minority interest in the amount of $66,724 and the write-off of liabilities in the amount of $114,664 which Shopila didn't not have the financial ability to pay.

On April 20, 2006, the Company sold its two remaining Directories business for (i) $291,667 paid in cash at closing; (ii) a promissory note in the amount of $613,333 payable in 24 consecutive monthly installments of $25,556 each, bearing interest at 5% per annum; and (iii) the Buyer's assumption of liabilities relating to the Directories business. The Company has been recording gains on the 2006 sale of the directories business under the installment method in proportion to the payments received. Therefore the Company has recorded gains on this sale in the amount of $72,917 and $267,360 for the years ended December 31, 2008 and 2007, respectively.

11. Impairment Loss on Investments

As discussed in Note 3, during the fourth quarter of 2008, the Company wrote-off its investment in marketable securities in the statement of operations, in the amount of $92,619, as a result of this major consumer electronics retailer issuer of these marketable securities filing for bankruptcy protection, resulting in a significant decline in the market value of its stock. Subsequent to the balance sheet date, the issuer liquidated its assets in accordance with the court order and the proceeds will be used to repay its liabilities.

In addition at December 31, 2008, the Company concluded that certain other investments in marketable securities were other-than-temporarily impaired based on the severity of the declines in the market value ("fair value" pursuant to SFAS 157) of those securities at December 31, 2008 and, accordingly, the Company recognized a non-cash impairment charge of $627,777 in the statement of operations for the year then ended.

12. Commitments and Contingencies

Operating Leases

On June 12, 2006, we entered into a new Lease Agreement dated as of June 9, 2006 (the "Agreement"). In accordance with the Agreement, we are leasing the Premises for a term of 5 years commencing July 1, 2006 and ending on June 30, 2011. At December 31, 2008, approximate future minimum rental and utilities payments under these commitments are as follows:

2009	$ 67,000
2010	69,000
2011	35,000
Total	$ 171,000

Rent expense was approximately $55,000 and $57,000 in 2008 and 2007, respectively.

Employment Agreements

In March 1999, the Company entered into an employment agreement with Assaf Ran, its president and chief executive officer. Mr. Ran's employment term initially renews automatically for successive one-year periods unless either party gives 180 days written notice of its intention to terminate the agreement. Under the agreement, Mr. Ran will receive an annual base salary of $75,000, annual bonuses as determined by the compensation committee of the Board of Directors in its sole and absolute discretion, and is eligible to participate in all executive benefit plans established and maintained by the Company. Under the agreement, Mr. Ran has also agreed to a one-year non-competition period following the termination of his employment. As of March 2003 the compensation committee approved an increase in Mr. Ran's compensation to an annual base salary of $225,000. On March 15, 2006 the compensation committee approved Mr. Ran's reduction of his annual salary by 50% for one year following the closing of the sale of the Directories business. On March 22, 2007 the compensation committee approved Mr. Ran's reduction of his annual salary by 75% to $56,000 for one year or until the Company has more significant operations (as defined by the Committee), whichever is earlier and on March 13, 2008 the compensation committee approved Mr. Ran's continuing the reduction of his annual salary by 75% to $56,000 for an additional one year or until the Company has more significant operations (as defined by the Committee). Mr. Ran's annual compensation was $56,000 and $69,000 during the years 2008 and 2007, respectively.

13. Related Parties Transactions

DAG Interactive Inc, our subsidiary is being held 20% by Ocean-7. Mark Alhadeff is the main shareholder of Ocean-7 and effective December of 2005 is a member of our board of directors.

General and Administrative expenses includes approximately $6,150 and $24,600 of software maintenance fees incurred for the years ended December 31, 2008 and 2007, respectively, under an agreement with Ocean-7. Accounts payable and accrued expenses at December 31, 2008 include approximately $30,000 due to Ocean-7.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Manhattan Bridge Capital, Inc.

We have audited the accompanying consolidated balance sheets of Manhattan Bridge Capital, Inc. (formerly Dag Media, Inc.) and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manhattan Bridge Capital, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.

Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.

New York, New York
February 24, 2009

This page was left blank intentionally

EXECUTIVE OFFICERS

Assaf Ran
Chief Executive Officer and President

Inbar Evron-Yogev
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS

Assaf Ran
Chief Executive Officer and President
Manhattan Bridge Capital, Inc.

Michael J. Jackson (1) (2)
Chief Financial Officer
Agency.com

Phillip Michals (1) (2)
President of Up-Tick Trading
Principal and a Vice President
RG Michals Inc.

Eran Goldshmid (1) (2)
President
New York Diamond Center

Mark Alhadef
President
Ocean-7 Development, Inc.

Lyron Bentovim
Protfolio Manager of
Skirital Capital LLC.

(1) Member of the Compensation Committee
(2) Member of the Audit Committee

SHAREOWNER SERVICES

Questions about stock-related matters may be directed to our transfer agent:

American Stock Transfer and Trust Company
6201 15 Avenue
Brooklyn, NY 11219
Phone: 718-921-8263

ANNUAL MEETING

The Annual Meeting of Stockholders will take place at 9:00 a.m. local time, on Tuesday, June 23, 2009, at the offices of Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, Suite 1401 New York, NY 10022

COUNSEL

Morse, Zelnick, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, NY 10022

INDEPENDENT PUBLIC ACCOUNTANTS

Hoberman, Miller, Goldstein & Lesser, P.C.
226 West 26th Street,
New York, NY 10001

OTHER INFORMATION

A copy of the Company's annual report on Form 10-K, as amended, filed with the Securities and Exchange Commission may be obtained without charge by any shareholder by sending a written request to:

Manhattan Bridge Capital Inc.
Investor Relations Department
192 Lexington Avenue, Suite 504
New York, NY 10016
(212) 489-6800

Additional information can be received by contacting our investor relations department at the telephone number above.

STOCK MARKET INFORMATION

Manhattan Bridge Capital Inc. is traded on the NASDAQ Capital Market under the symbol LOAN.

The following table sets forth the high and low bid prices as quoted by the Nasdaq Capital Market in the years 2008 and 2007. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions

	Bid Prices	
2007	High	Low
First Quarter	$1.77	$1.43
Second Quarter	$1.69	$1.45
Third Quarter	$2.44	$1.18
Fourth Quarter	$1.44	$0.96
2008		
First Quarter	$1.22	$0.6
Second Quarter	$1.04	$0.3
Third Quarter	$1.1	$0.01
Fourth Quarter	$0.98	$0.2
2009		
First Quarter	$0.79	$0.26

(b) Holders

As of March 12, 2009, the approximate number of record holders of our Common Stock was 16.

(c) Dividends

In 2008 and 2007, we did not declare a dividend. At this point, we have no plans to pay dividends.

(d) Issuer Purchases of Equity Securities

Issuer Purchases of Equity Securities

	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
10/1/08 - 10/31/08	10,700	$0.83	10,700	150,000
11/1/08 - 11/30/08	---	---	---	150,000
12/1/08 - 12/31/08	---	---	---	150,000
Total..................	**10,700**	**$0.83**	**10,700**	**150,000**

(1) On May 8, 2008, the Board of Directors of the Company authorized a stock repurchase program. The program authorizes the Company to purchase up to 150,000 common shares of the Company within the next 12 months.

MANHATTAN BRIDGE CAPITAL

192 Lexingtom Avenue, Suite 504
New York, NY 10016
TEL: 212-489-6800
FAX: 212-779-2974
www.manhattanbridgecapital.com